May 4, 2022

Jennifer Monick, Assistant Chief Accountant

Frank Knapp, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Safehold Inc. Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 15, 2022

File No. 001-38122

Dear Ms. Monick and Mr. Knapp:

On behalf of Safehold Inc. (the “Company” or “we”), set forth below is the Company's response to the comment of the Staff of the Securities and Exchange Commission (the "Staff") on the Company's Form 10-K for the Fiscal Year Ended December 31, 2021 (the "Form 10-K"), as set forth in the Staff's letter dated April 19, 2022 (the “April 19 Letter”). For the convenience of the Staff, the comment from the April 19 Letter is stated in italics prior to the Company’s response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies

Net Investment in Sales-type Leases and Ground Lease Receivables, page 45

1.	We note you account for certain ground leases as sales-type leases. Please tell us how you considered the guidance in ASC 842-10-25-2 in your determination that these ground leases shall be classified as sales-type leases. Specifically, please clarify for us which criterion or criteria were met.

The Company (as lessor) classifies newly originated ground leases as sales-type leases pursuant to ASC 842-10-25-2, which states that a lessee shall classify a lease as a finance lease and a lessor shall classify a lease as a sales-type lease when the lease meets any of the following criteria at lease commencement:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
c.	The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.
d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset.
e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

1114 Avenue of the Americas

New York, NY 10036
T 212.930.9400

www.safeholdinc.com

The Company’s ground leases are generally longer-term in nature with most leases typically having a base, noncancelable period of up to 99 years or more and contractual fixed payments that are subject to rent escalators throughout the duration of the lease. The Company assesses the classification of each lease at the lease commencement date, at which time the Company discounts the lease payments as defined in ASC 842-10-30-5 over the lease term as defined in ASC 842-10-30-1 using the rate implicit in the lease pursuant to ASC 842-10-25-4. The calculation results in the lease being classified as a sales-type lease per ASC 842-10-25-2(d), as the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset (the land).

Although ASC 842 does not provide for quantitative bright line thresholds when evaluating “substantially all” pursuant to  ASC 842-10-25-2, ASC 842-10-55-2(c) states that one reasonable approach to assessing the criteria in paragraphs 842-10-25-2(c) through (d) and 842-10-25-3(b)(1) would be to conclude that ninety percent or more of the fair value of the underlying asset amounts to substantially all the fair value of the underlying asset. All of our ground leases classified as sales-type leases have met this criterion.

Pursuant to the analysis described above, the Company classifies its ground leases as sales-type leases pursuant to ASC 842-10-25-2(d) when it has determined that the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

We trust we have been responsive to the Staff's comment. If you have any questions, please do not hesitate to contact me at (212) 930-9498.

Sincerely,

/s/ Brett Asnas

Chief Financial Officer

1114 Avenue of the Americas

New York, NY 10036
T 212.930.9400

www.safeholdinc.com